Mail Stop 4561

August 28, 2008

Mr. Henry Dabrowski
President and Director
Alternet Systems, Inc.
#610-815 West Hastings Street
Vancouver, BC, V6C 1B4

> **Re: Alternet Systems, Inc.**
> **Form 10-KSB and 10-KSB/A for the Fiscal Year Ended**
> **December 31, 2007**
> **Filed March 31, 2008 and August 22, 2008**
> **File No. 000-31909**

Dear Mr. Dabrowski:

We have reviewed your response letter dated August 22, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 14, 2008.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

Item 8A. Controls and Procedures, page 16

1.   We note that in your amended 10-KSB your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In prior comment 1 of our letter dated August 14, 2008 and prior comment 2 of our letter dated July 21, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting under Item 308(T) of Regulation S-B impacts it's conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. We note that the definition of disclosure controls and procedures provided in Rule 13a-15(e) of the 1934 Exchange Act indicates that effective controls and procedures would ensure that information required to be disclosed by

the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its 1934 Exchange Act Reporting. In light of these facts, we do not believe you could conclude that your disclosure controls and procedures were effective as of the end of the fiscal year. Please further amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, (i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year). You should also assess the impact of these deficiencies on any registration statement updating obligations under Section 10(a)(3) of the 1933 Securities Act.

2.   Please refer to prior comment 2. We note that your disclosure now indicates both that there were no changes in your internal control over financial reporting that occurred "as of the end of the period covered by [your] report" and that there were no changes in your internal control over financial reporting that occurred during the "last fiscal quarter" Please revise to remove the disclosure that there were no changes in your internal control over financial reporting that occurred "as of the end of the period covered by [your] report." In accordance with Item 308(c) of Regulation S-B you should continue to disclose, if true, that there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter."

Exhibits 31.1 and 31.2

3.   We note that you did not make the appropriate revisions to the certifications as noted in prior comment 3. As previously requested, revise your certifications as follows:

- Remove the certifying individual's title from the introductory sentence to the certification;
- Replace the phrase "annual report" with the word "report" in paragraphs 2, 3 and 4;
- Include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B; and
- Replace paragraphs 4(b) and 4(c) with paragraphs 4(c) and 4(d) of Item 601(b)(31) of Regulation S-B. Ensure that you use the exact wording in these paragraphs.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief